SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 6)

CIFC DEERFIELD CORP
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(Name of Issuer)


COMMON, $0.001 PAR VALUE PER SHARE
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(Title of class of Securities)


125471102
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(CUSIP Number)


14 April 2011
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(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[X]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).















CUSIP NO. 125471102

						Page 2 of 12 Pages


1.	NAME OF REPORTING PERSON
       WILLIAM AND CLAIRE DART FOUNDATION

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       MICHIGAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				337,590


6.  SHARED VOTING POWER				-0-

7.  SOLE DISPOSITIVE POWER			337,590


8.  SHARED DISPOSITIVE POWER			-0-

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
337,590 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       1.7%

12.	TYPE OF REPORTING PERSON*
       OO

















CUSIP NO. 125471102
						Page 3 of 12 Pages


1.	NAME OF REPORTING PERSON
       ROBERT C. DART FAMILY TRUST

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				405,540

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			405,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,540 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.0%

12.	TYPE OF REPORTING PERSON*
       OO

















CUSIP NO. 125471102
						Page 4 of 12 Pages


1.	NAME OF REPORTING PERSON
       COPPER MOUNTAIN INVESTMENTS LTD.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				173,335

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			173,335

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,335 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       0.8%

12.	TYPE OF REPORTING PERSON*
       CO

















CUSIP NO. 125471102
						Page 5 of 12 Pages

1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       ROBERT C. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       BELIZE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				173,335

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			173,335

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
173,335 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       0.8%

12.	TYPE OF REPORTING PERSON*
       IN


















CUSIP NO. 125471102
						Page 6 of 12 Pages

1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       WILLIAM A. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				405,540

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			405,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,540 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.0%

12.	TYPE OF REPORTING PERSON*
       IN


















CUSIP NO. 125471102
						Page 7 of 12 Pages

1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       CLAIRE T. DART

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a)  [ ]
    (b)  [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5.  SOLE VOTING POWER				-0-


6.  SHARED VOTING POWER				405,540

7.  SOLE DISPOSITIVE POWER			-0-


8.  SHARED DISPOSITIVE POWER			405,540

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
405,540 shares

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       2.0%

12.	TYPE OF REPORTING PERSON*
       IN


















CUSIP No. 125471102
Page 8 of 12 Pages

This Amendment No. 6 to Schedule 13G amends the Amendment No.5 to
Schedule 13G filed by the Reporting Persons on December 2, 2010. This Amendment No. 6 to Schedule 13G is being filed at this time to report the reduction in the percentage of the class of common stock beneficially owned by the Reporting Persons to below the five percent reporting threshold as a result of the issuance by the Issuer on April 13, 2011 of 9,090,909 shares of Common Stock to persons other than the Reporting Persons. The actual number of shares of common stock beneficially owned by the Reporting Persons has not changed since the filing of Amendment No. 5 to Schedule 13G.


ITEM l(a).	NAME OF ISSUER:
       CIFC DEERFIELD CORP

ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       250 Park Avenue, 5th Floor
       New York, NY 10177

ITEM 2(a)-(c).	NAME, ADDRESS AND CITIZENSHIP OF EACH PERSON FILING:

The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Robert C. Dart Family Trust (Family Trust), c/o Dart Financial Corporation,
500 Hogsback Rd., Mason, MI 48854, a Nevada trust. Mr. Robert C. Dart and certain members of his family are beneficiaries of the Family Trust. Dart Financial Corporation, 500 Hogsback Rd, Mason, MI, 48854, a Nevada corporation, is the Trustee for the Robert C. Dart Family Trust. William A. Dart and Claire
T. Dart, United States citizens, through their control of Dart Financial Corporation, may be deemed the indirect beneficial owner of the shares of the Issuer owned by the Family Trust.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363, Grand Cayman, KY1-1206 Cayman Islands, a Cayman
Islands company owned 100% by Robert C. Dart.

Robert C. Dart, P. O. Box 30229, Grand Cayman, KY1-1201, Cayman
Islands, a Belize citizen, is the sole owner of stock of Copper Mountain and is the beneficial owner of the shares of the Issuer owned by Copper Mountain.

The Dart Foundation, Family Trust, Copper Mountain, William A. Dart,
Claire T. Dart, and Robert C. Dart (the Reporting Persons) are filing this Amendment No.6 to Schedule 13G jointly because they may be regarded as a group. However, a) The Family Trust, Copper Mountain, William A. Dart, Claire T. Dart, and Robert C. Dart each disclaim beneficial ownership of the shares owned by the Dart Foundation, and (b) the Dart Foundation disclaims beneficial ownership of the shares owned by the Family Trust, Copper Mountain, William A. Dart,
Claire T. Dart, and Robert C. Dart, and (c) The Family Trust and Copper Mountain each disclaim beneficial ownership of the shares owned by the other.

Each of the Reporting Persons disclaims membership in a group,


CUSIP No. 125471102
Page 9 of 12 Pages

and this filing shall not constitute an acknowledgement that the filing persons constitute a group.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $.001 par value per share

ITEM 2(e).	CUSIP NUMBER:	125471102

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

As of the date of Amendment No. 6 to Schedule 13G, the Reporting Persons beneficially owned, in the aggregate, 916,465
(4.5%)1 of the outstanding shares of the common stock of the issuer.

Copper Mountain Investments Ltd. beneficially owns the following:

(a)	Amount Beneficially owned:	173,335
(b)	Percent of Class:	0.8%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  173,335
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       173,335

Robert C. Dart Family Trust beneficially owns the following:

(a)	Amount Beneficially owned:	405,540
(b)	Percent of Class:	2.0%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  405,540
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       405,540

Dart Financial Corporation is the Trustee of the Family Trust. William A. Dart and Claire T. Dart through their control of Dart Financial Corporation, may be deemed the indirect beneficial owner of the 405,540 shares of the issuer owned by the Family Trust for which they have shared power to vote or to direct the vote and shared power to dispose of or to direct the disposition of such shares.





CUSIP No. 125471102
Page 10 of 12 Pages

Robert C. Dart beneficially owns the following:
(a)	Amount Beneficially owned:	173,335
(b)	Percent of Class:	0.8%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  173,335
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       173,335

The William and Claire Dart Foundation beneficially owns the following:
(a)	Amount Beneficially owned:	337,590
(b)	Percent of Class:	1.7%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	337,590
       (ii) shared power to vote or to direct the vote:  -0-
       (iii)sole power to dispose of or to direct the disposition of:
            337,590
       (iv) shared power to dispose of or to direct the disposition of: -0-

ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[X]

ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

The William and Claire Dart Foundation (the Dart Foundation), 500
Hogsback Road, Mason, MI 48854, is a private foundation organized in Michigan.

Robert C. Dart Family Trust (Family Trust), c/o Dart Financial Corporation, 500 Hogsback Rd., Mason, MI 48854, a Nevada trust. Mr. Robert C. Dart and certain members of his family are beneficiaries of the Family Trust. Dart Financial Corporation, 500 Hogsback Rd, Mason, MI, 48854, a Nevada corporation, is the Trustee for the Robert C. Dart Family Trust.
William A. Dart and Claire T. Dart, United States citizens, through their control of Dart financial Corporation, may be deemed the indirect beneficial owner of the shares of the Issuer owned by the Family Trust.

Copper Mountain Investments Limited (Copper Mountain), P. O.
Box 31363, Grand Cayman, KY1-1206 Cayman Islands, a Cayman
Islands company owned 100% by Robert C. Dart.

Robert C. Dart, P. O. Box 30229, Grand Cayman, KY1-1201, Cayman


CUSIP No. 125471102
Page 11 of 12 Pages

Islands, a Belize citizen, is the sole owner of stock of Copper Mountain and is the beneficial owner of the shares of the Issuer owned by Copper Mountain.

The Dart Foundation, Family Trust, Copper Mountain, William A. Dart,
Claire T. Dart, and Robert C. Dart (the Reporting Persons) are filing this Amendment No.6 to Schedule 13G jointly because they may be regarded as a group. However, a) The Family Trust, Copper Mountain, William A. Dart, Claire T. Dart, and Robert C. Dart each disclaim beneficial ownership of the shares owned by the Dart Foundation, and (b) the Dart Foundation disclaims beneficial ownership of the shares owned by the Family Trust, Copper Mountain, William A. Dart, Claire T. Dart, and Robert C. Dart, and (c) The Family Trust and Copper Mountain each disclaim beneficial ownership of the shares owned by the other.

Each of the Reporting Persons disclaims membership in a group,

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.

CUSIP No. 125471102

ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
12 May 2011

ROBERT C. DART
12 May 2011

ROBERT C. DART FAMILY TRUST
BY: Dart Financial Corporation, Trustee
    William A. Dart, President
    12 May 2011

WILLIAM A. DART
12 May 2011

CLAIRE T. DART
12 May 2011

WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
12 May 2011
CUSIP No. 125471102
Page 12 of 12 Pages


EXHIBIT A
JOINT FILING AGREEMENT

The undersigned agree to the joint filing of Schedule 13G (including any and all amendments thereto) with respect to the shares of Common stock of Deerfield Capital Corp. The undersigned further agree and acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate

COPPER MOUNTAIN INVESTMENTS LIMITED
BY:  James D. Lammers, Director
12 May 2011

ROBERT C. DART
12 May 2011

ROBERT C. DART FAMILY TRUST
BY: Dart Financial Corporation, Trustee
    William A. Dart, President
12 May 2011

WILLIAM A. DART
12 May 2011

CLAIRE T. DART
12 May 2011

WILLIAM AND CLAIRE DART FOUNDATION
BY:  William A. Dart, Director
12 May 2011
1 Based on 20,255,430 shares of Common Stock consisting of 11,164,521 outstanding as reported in the Issuers Annual Report on Form 10-K filed on March 31, 2011 and 9,090,909 shares that were issued to CIFC Parent Holdings on April 13, 2011 as reported in the Issuers Form 8-K Current Report dated April 14, 2011.
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